SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 1

Under the Securities Exchange Act of 1934

PENN VIRGINIA CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

70788V 300  and 70788V 102
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 17, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70788V 300 and 70788V 102

1	NAMES OF REPORTING PERSONS.
Debello Investors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
197,255

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
197,255

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
197,255

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.31%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 70788V 300 and 70788V 102

1	NAMES OF REPORTING PERSONS.
Wexford Catalyst Investors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
202,987

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
202,987

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
202,987

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.35%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 70788V 300 and 70788V 102

1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Wexford Spectrum Investors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
204,531

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
204,531

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
204,531

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.36%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 70788V 300 and 70788V 102

1	NAMES OF REPORTING PERSONS.
Wexford Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
607,554

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
607,554

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
607,554

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.05%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 70788V 300 and 70788V 102

1	NAMES OF REPORTING PERSONS.
Wexford GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
607,554

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
607,554

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
607,554

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.05%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 70788V 300 and 70788V 102

1	NAMES OF REPORTING PERSONS
Charles E. Davidson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
607,554

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
607,554

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
607,554

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.05%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 70788V 300 and 70788V 102

1	NAMES OF REPORTING PERSONS.
Joseph M. Jacobs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
607,554

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
607,554

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
607,554

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.05%

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D A/1

This Amendment No. 1 to Schedule 13D (the "Amendment No. 1") modifies and supplements the Schedule 13D initially filed on September 29, 2016  (the “Original Statement”, and together with the Amendment No. 1, the “Statement”), with respect to the common stock, $0.01 par value per share (the “Common Stock”) of Penn Virginia Corporation (the “Issuer”). Except to the extent supplemented or amended by the information contained in this Amendment No. 1, the Original Statement remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Original Statement. This is the final amendment to the Statement and constitutes an “exiting filing” for the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented by adding the following:

Since the date of the Original Statement, (i) there was an adjustment to the 412,193 shares expected to be received in connection with the Purchasing Entities’ claims arising under the Notes, as a result of which the Purchasing Entities received 19,948 shares less than expected, and (ii) the Purchasing Entities sold 242,945 shares of Common Stock in open market transactions between November 16, 2017 and November 21, 2017 at an average price of $36.9127 per share.

In addition, Mr. Marc McCarthy as a director of the Issuer was granted 8,343 Restricted Stock Units (“RSUs”) on December 19, 2016 under the Issuer’s 2016 Management Incentive Plan. One-third of the RSUs will vest on December 19, 2017 (the “December 2017 Vesting”), with an additional one-third vesting on each of December 19, 2018 and December 19, 2019, subject to participant’s continuous service with the Issuer through the applicable vesting date. All of the RSUs were assigned to Wexford Capital LP.

The Reporting Persons may from time to time decide to buy or sell more shares of Common Stock depending on prevailing market conditions.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety with the following:

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of 15,007,051 shares of Common Stock outstanding, including 15,004,270 shares of Common Stock issued and outstanding as of November 3, 2017 as reported in the Issuer’s Form 10-Q filed with the Commission on November 9, 2017, and 2,781 shares of Common Stock relating to the December 2017 Vesting) are as follows:

Debello Investors LLC
a)		Amount beneficially owned: 197,255	Percentage: 1.31%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	197,255
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	197,255

Wexford Catalyst Investors LLC
a)		Amount beneficially owned: 202,987	Percentage: 1.35%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	202,987
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	202,987

Wexford Spectrum Investors LLC
a)		Amount beneficially owned: 204,531	Percentage: 1.36%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	204,531
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	204,531

Wexford Capital LP
a)		Amount beneficially owned: 607,554	Percentage: 4.05%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	607,554
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	607,554

Wexford GP LLC
a)		Amount beneficially owned: 607,554	Percentage: 4.05%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	607,554
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	607,554

Charles E. Davidson
a)		Amount beneficially owned: 607,554	Percentage: 4.05%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	607,554
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	607,554

Joseph M. Jacobs
a)		Amount beneficially owned: 607,554	Percentage: 4.05%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	607,554
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	607,554

The total shares of Common Stock reported as beneficially owned by each of Wexford Capital, Wexford GP, Mr. Davidson and Mr. Jacobs include the shares of Common Stock reported as beneficially owned by the Purchasing Entities. Wexford Capital may, by reason of its status as manager of the Purchasing Entities, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Wexford GP may, by reason of its status as general partner of Wexford Capital, be deemed to own beneficially the securities of which the Purchasing Entities possess beneficial ownership. Each of Messrs. Davidson and Jacobs may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Wexford GP, Wexford Capital, Davidson and Jacobs, shares the power to vote and to dispose of the shares of Common Stock beneficially owned by the Purchasing Entities.  Each of Wexford Capital, Wexford GP, Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by the Purchasing Entities and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Messrs. Davidson and Jacobs, to the extent of their respective personal ownership interests in any of the members of the Purchasing Entities.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Amendment No.1.

(d) Not applicable

(e) November 17, 2017

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2017	Company Name
DEBELLO INVESTORS LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CATALYST INVESTORS LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD SPECTRUM INVESTORS LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
	By:	Wexford GP LLC, its General Partner

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON